EXHIBIT 99.1

May 22, 2013

Bezeq - The Israel Telecommunication Corp. Ltd.

Immediate Report – Decision to Issue Additional Bezeq Debentures to Private Purchasers by
Expanding Existing Debenture Series 6 and 7

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the Immediate Report of Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”) on May 20, 2013 and further to the tender offer to institutional investors, as defined in the Israeli Securities Law, held on May 21, 2013, the Company hereby announces that in light of the high demand in the tender offer of approximately NIS 1.2 billion, the Company’s board of directors decided to increase the scope of the issuance. Accordingly, the Company will raise an aggregate sum of approximately NIS 870 million issuing NIS 600,265,000 par value of its (series 6) debentures and NIS 189,900,000 par value of (series 7) debentures.

Issuance of (series 6) debentures

The issuance of the (series 6) debentures will be made for a price of NIS 1.133 for each NIS 1 par value, reflecting effective interest of 2.16%. After the issuance, the aggregate outstanding balance of (series 6) debentures will be NIS 1,558,353,000 par value. The aggregate consideration that the Company will receive for the issuance of the (series 6) debentures is approximately NIS 680.1 million.

Issuance of (series 7) debentures

The issuance of the (series 7) debentures will be made for a price of NIS 1 for each NIS 1 par value, reflecting effective interest of 2.81%. After the issuance, the aggregate outstanding balance of (series 7) debentures will be NIS 614,855,000 par value. The aggregate consideration that the Company will receive for the issuance of the (series 7) debentures is approximately NIS 189.9 million.

Conditions

The issuance of both series of debentures is subject to (a) the approval of the credit rating agencies, S&P Maalot Ltd. and Midroog Ltd., that the issuances will not affect the debentures’ Aa2 and ilAA rating; and (b) the approval of the Tel Aviv Stock Exchange to register the additional debentures for trade.

In the event that any of these conditions will not occur, for any reason, within 14 days from the date of the tender offer, the issuances will be canceled and the debentures will not be issued.

The additional debentures, if issued, will be registered to trade but they will be subject to the resale limitations stated in the Israeli Securities law and related regulations.

The above information constitutes an abridged translation of the Immediate Report published by the Company. The above does not contain certain sections of the Immediate Report published by the Company, which are deemed to be not material. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This abridged translation was prepared for convenience purposes only.